                                                                    Exhibit 12.2


                RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                          ($000s, except for ratios)

                          Quarter             Year Ended December 31,
                           Ended   --------------------------------------------
                          3/31/94     1993     1992      1991     1990     1989
                          -------  -------  -------   -------  -------  -------
Net Income                $ 1,011  $38,102  $39,688   $20,850  $17,494  $12,714
Income Taxes                  563   17,529   18,757    11,933   10,362    7,793
                          -------  -------  -------   -------  -------  -------
Pre-tax income              1,574   55,631   58,445    32,783   27,856   20,507

Fixed charges:
    Interest expense        7,880   12,972   10,449    13,022    4,322    5,726
    Rentals (1/3)             341    1,218      558        85      162       97
                          -------  -------  -------   -------  -------  -------
Total fixed charges         8,221   14,190   11,007    13,107    4,484    5,823
                          -------  -------  -------   -------  -------  -------
Earnings before income
    taxes and fixed
    charges               $ 9,795  $69,821  $69,452   $45,890  $32,340  $26,330
                          =======  =======  =======   =======  =======  =======
Preferred dividend
    requirements (1)      $ 2,207  $ 6,092  $ 3,272   $ 4,758  $ 3,105  $ 3,105

Ratio of pre-tax income
    to net income            1.56     1.46     1.47      1.57     1.59     1.61
                          -------  -------  -------   -------  -------  -------

Preferred dividend factor   3,436    8,895    4,818     7,481    4,944    5,008

Interest capitalized          289    4,905    2,100     1,300    1,400      213

Total fixed charges
    from above              8,221   14,190   11,007    13,107    4,484    5,823
                          -------  -------  -------   -------  -------  -------
Total fixed charges and
    preferred dividends   $11,946  $27,990  $17,925   $21,888  $10,828  $11,045
                          =======  =======  =======   =======  =======  =======
Ratio of earnings to
    combined fixed
    charges and preferred
    dividends                0.82     2.49     3.87      2.10     2.99     2.38
                          =======  =======  =======   =======  =======  =======

  (1) In computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxes plus fixed charges. Combined fixed charges and preferred stock dividends consists of (i) the total of interest, whether expensed or capitalized, and one-third of rents (which is deemed representative of an interest factor) and (ii) quarterly preference distributions of $.45 per unit to minority interest holders in predecessor company and since 1991, dividends on the 7.25% Cumulative Senior Perpetual Convertible Preferred Stock and since November 1992, dividends on the $2.28 Cumulative Preferred Stock and since February 1994, dividends on the $2.625 Cumulative Convertible Preferred Stock. The ratio for the year ended December 31, 1991 includes approximately $3 million related to the prepayment in the second quarter of 1991 of the remaining preference distributions of $1.75 per unit to minority holders in predecessor company.